SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For October 31, 2007

ACTIONS SEMICONDUCTOR CO., LTD.

15-1, No. 1 HIT Road
Tangjia, Zhuhai
Guangdong, 519085
The People’s Republic of China
(86-756) 339-2353

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

Actions Semiconductor Co., Ltd. (the “Company”) is furnishing under cover of Form 6-K two press announcements, each dated October 30, 2007, relating to Company’s financial results for the three months ended September 30, 2007 and the appointment of certain officers and directors.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ACTIONS SEMICONDUCTOR CO., LTD

By:	/S/ Patricia Chou
Name: Patricia Chou
Title: Chief Financial Officer

Dated: October 31, 2007

Actions Semiconductor Reports Third Quarter 2007 Results

ZHUHAI, China, October 30, 2007 - Actions Semiconductor Co., Ltd. (Nasdaq: ACTS), one of China’s leading fabless semiconductor companies that provides comprehensive mixed-signal system-on-a-chip (SoC) and multimedia digital signal processing (DSP) solutions for portable consumer electronics, today reported financial results for the third quarter ended September 30, 2007.

The unaudited financial results are reported on a U.S. GAAP basis.

Revenue for the third quarter of 2007 was $27.0 million, compared to $27.0 million for the second quarter of 2007, and $45.7 million for the third quarter of 2006.

Net income for the third quarter of 2007 was $10.3 million, or $0.12 per ADS, compared to $9.8 million, or $0.11 per ADS for the second quarter of 2007, and compared to $20.5 million, or $0.24 per ADS for the third quarter of 2006.

Actions Semiconductor reported operating margin of 26.0% and gross margin of 51.8% for the third quarter of 2007. The company ended the quarter with $215.2 million cash and cash equivalents together with time deposits, restricted cash and short-term marketable securities.

“During the third quarter, we continued to navigate our business through a highly competitive marketplace,” commented Nan-Horng Yeh, Chief Executive Officer of Actions Semiconductor. “While we were disappointed that these challenging market conditions led to results below our original expectations, we were encouraged to see improving margins as a result of our cost savings migration, and we continued to deliver amongst the highest margins in our sector. Demand for our Series 9 products remains strong. We are enthusiastic about the long-term opportunities for our expanded product portfolio which now effectively addresses the full spectrum of the market from the low end to the high end. We remain dedicated to preserving our market leadership position, and we are committed to improving our business fundamentals by maintaining our solid financial position, strengthening our engineering resources, focusing on product innovation, and targeting new markets internationally.”

Business Outlook

The following statements are based upon management’s current expectations. These statements are forward-looking, and actual results may differ materially. The company undertakes no obligation to update these statements.

For the quarter ended December 31, 2007, Actions Semiconductor estimates revenue in the range of $32 to $35 million, and, fully diluted earnings per ADS of $0.14 to $0.17.

Conference Call Details

Actions Semiconductor’s Third Quarter teleconference and webcast is scheduled to begin at 5:30 p.m. Eastern Time, on Tuesday, October 30, 2007. To participate in the live call, analysts and investors should dial 866-770-7120 or 617- 213-8065 and enter passcode 49239971 at least ten minutes prior to the call. Actions Semiconductor will also offer a live and archived webcast of the conference call, accessible from the “Investor Relations” section of the company’s website at www.actions-semi.com. An audio replay of the call will be available to investors through November 6, 2007, by dialing 888-286-8010 or 617-801-6888 and entering the passcode 12323630.

About Actions Semiconductor

Actions Semiconductor is one of China's leading fabless semiconductor companies that provides mixed-signal and multimedia SoC solutions for portable consumer electronics. Actions Semiconductor products include SoCs, firmware, software, solution development kits, as well as detailed specifications of other required components and the providers of those components. Actions Semiconductor also provides total product and technology solutions that allow customers to quickly introduce new portable consumer electronics to the mass market in a cost effective way. The company is headquartered in Zhuhai, China, with offices in Beijing and Shenzhen. For more information, please visit the Actions Semiconductor website at http://www.actions-semi.com.

"Safe Harbor" Statement Under the Private Securities Litigation Reform Act of 1995

Statements contained in this release that are not historical facts are forward-looking statements, as that term is defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements, including financial projections and forecasts, involve risks and uncertainties that could cause Actions Semiconductor's actual results to differ materially from our current expectations. Factors that could cause Actions Semiconductor's results to differ materially from those set forth in these forward-looking statements include customers' cancellation or modification of their orders; our failure to accurately forecast demand for our products; the loss of, or a significant reduction in orders from, any of our significant customers; fluctuations in our operating results; our inability to develop and sell new products; defects in or failures of our products; the expense and uncertainty involved in our customer design-win efforts; the financial viability of the distributors of our products; consumer demand; worldwide economic and political conditions; fluctuations in our costs to manufacture our products; our reliance on third parties to manufacture, test, assemble and ship our products; our ability to retain and attract key personnel; our ability to compete with our competitors; and our ability to protect our intellectual property rights and not infringe the intellectual property rights of others. Other factors that may cause our actual results to differ from those set forth in the forward-looking statements contained in this press release and that may affect our prospects in general are described in our filings with the Securities and Exchange Commission, including our most recently filed Forms F-1, 20-F and 6-Ks. Actions Semiconductor undertakes no obligation to update or revise forward-looking statements to reflect subsequent events or changed assumptions or circumstances.

For More Information

Investor Contacts:
Lisa Laukkanen	Chung Hsu
The Blueshirt Group	Director of Investor Relations, Actions Semiconductor
lisa@blueshirtgroup.com	chung@actions-semi.com
415-217-4967	+86-756 3392 353 *1015

ACTIONS SEMICONDUCTOR CO., LTD.
CONSOLIDATED BALANCE SHEET
(In thousands of U.S. dollars)

	At September 30,	At June 30,	At December 31,
	2007	2007	2006
	(unaudited)	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	101,097	109,387	137,778
Time deposits	14,334	39,803	45,713
Restricted cash	3,070	3,022	-
Marketable securities	96,651	55,366	20,531
Accounts receivable	6,772	6,381	5,859
Notes receivable	974	516	2,154
Inventories	11,210	12,816	6,280
Prepaid expenses and other current assets	3,172	4,447	6,413
Amount due from an affiliate	67	75	133
Deferred tax assets	642	518	662
Total current assets	237,989	232,331	225,523

Investment in an affiliate	1,572	1,505	1,469
Other investments	3,937	3,937	-
Rental deposits	45	44	52
Property, plant and equipment, net	7,907	7,227	6,749
Acquired intangible assets, net	6,162	4,541	3,787
Deposit paid for acquisition of property, plant and equipment	54	13	91
	19,677	17,267	12,148

TOTAL ASSETS	257,666	249,598	237,671

LIABILITIES AND SHAREHOLDER'S EQUITY
Current liabilities:
Accounts payable	7,337	9,777	15,715
Accrued expenses and other current liabilities	7,305	4,898	9,490
Amounts due to shareholders	-	-	10
Other liabilities	907	893	692
Short-term bank loan	1,479	1,570	-
Income tax payable	578	586	2,258

Total current liabilities	17,606	17,724	28,165

Minority interest	340	394	486

Shareholders' equity:
Ordinary shares	1	1	1
Additional paid-in capital	46,533	49,337	50,341
Accumulated other comprehensive income	6,124	5,366	4,396
Retained earnings	187,062	176,776	154,282

Total shareholders' equity	239,720	231,480	209,020

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	257,666	249,598	237,671

ACTIONS SEMICONDUCTOR CO., LTD.
CONSOLIDATED INCOME STATEMENT
(In thousands of U.S. dollars, except per share amount)

	3 months ended September 30,	3 months ended September 30,	9 months ended September 30,	9 months ended September 30,
	2007	2006	2007	2006
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenues	27,043	45,667	84,297	120,825
Cost of revenues	(13,024)	(19,757)	(41,700)	(51,955)
Gross profit	14,019	25,910	42,597	68,870
Other income	8	262	380	1,157
Operating expenses:
Research and development	(3,681)	(2,790)	(8,938)	(7,396)
General and administrative	(2,837)	(2,263)	(8,105)	(6,769)
Selling and marketing	(470)	(467)	(1,222)	(1,114)
Total operating expenses	(6,988)	(5,520)	(18,265)	(15,279)
Income from operations	7,039	20,652	24,712	54,748
Other income	1,757	-	4,398	-
Interest income	1,695	1,310	5,189	3,380
Interest expense	(20)	(14)	(62)	(160)
Income before income taxes, equity in net loss of an affiliate and minority interests	10,471	21,948	34,237	57,968
Income taxes	(305)	(1,493)	(1,705)	(4,399)
Equity in net loss of an affiliate	67	(2)	103	(140)
Minority interests	53	32	145	58
Net income	10,286	20,485	32,780	53,487

Net income per share:
Basic and diluted per share:	0.02	0.04	0.06	0.10

Basic and diluted (per ADS)	0.12	0.24	0.38	0.62

Weighted-average shares used in computation:
Basic and diluted	512,972,522	516,000,000	514,866,876	516,000,000

Weighted-average ADS used in computation :
Basic and diluted	85,495,420	86,000,000	85,811,146	86,000,000

ACTIONS SEMICONDUCTOR CO., LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of U.S. dollars)

	Three months ended September 30,2007	Nine months ended September 30,2007	Nine months ended September 30,2006
	(unaudited)	(unaudited)	(unaudited)
Operating activities:
Net income	10,286	32,780	53,487
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of property, plant and equipment	441	1,167	670
Amortization of acquired intangible assets	619	1,621	604
Utilization of advance subsidy from local authorities of Zhuhai, the People's Republic of China	-	-	(35)
Loss on disposal of property, plant and equipment	2	317	(3)
Gain on disposal of intangible assets	-	(18)	-
Minority interests	(54)	(146)	(58)
Deferred tax	(124)	20	528
Equity in net loss of an affiliate	(67)	(103)	140
Changes in operating assets and liabilities:
Accounts receivable	(391)	(913)	2,886
Notes receivable	(450)	1,200	1,236
Inventories	1,793	(4,556)	(2,099)
Prepaid expenses and other current assets	1,344	3,375	(1,943)
Income tax recoverable	-	-	11
Amount due from an affiliate	9	67	-
Accounts payable	(2,591)	(8,822)	2,748
Accrued expenses and other current liabilities	740	(4,544)	(2,926)
Income tax payable	(15)	(1,716)	1,486
Rental deposits	-	8	(40)
Net cash provided by operating activities	11,542	19,737	56,692

Investing activities:
Proceeds from disposal of property, plant and equipment	8	39	47
Proceeds from disposal of intangible assets	-	64	-
Increase in marketable securities	(40,407)	(74,942)	-
Increase in other investments	-	(3,937)	-
Investment in an affiliate	-	-	(1,125)
Purchase of property, plant and equipment	(1,057)	(2,356)	(5,502)
Purchase of acquired intangible assets	(2,160)	(3,999)	(902)
(Increase) decrease in restricted cash	-	(2,997)	2,512
Decrease (increase) in time deposits	26,101	32,314	(48,618)

Cash used in investing activity	(17,515)	(55,814)	(53,588)

Financing activities:
(Decrease) increase in short-term bank loans	(116)	1,431	(2,220)
Advance subsidy from others	-	182	249
Repurchase of common stock	(2,804)	(3,808)	-
(Decrease) increase in amounts due to shareholders	-	(10)	77,377

Cash (used in) provided by financing activities	(2,920)	(2,205)	75,406

Effect of exchange rate changes on cash	603	1,601	1,119

Net (decrease) increase in cash and cash equivalents	(8,290)	(36,681)	79,629

Cash and cash equivalents at the beginning of the period	109,387	137,778	108,896

Cash and cash equivalents at the end of the period	101,097	101,097	188,525

Actions Semiconductor Promotes Patricia Chou to Chief Financial Officer
David Lee, Former CFO, Assumes Role as Chairman of the Board
Nan-Horng Yeh, Actions’ CEO, and Fred Chen, Educator and Businessman, Added to the Board

ZHUHAI, China, October 30, 2007 - Actions Semiconductor Co., Ltd. (Nasdaq: ACTS), one of China's leading fabless semiconductor companies, today announced that Patricia Chou, Vice President of Finance, has been promoted to the position of chief financial officer as David Lee assumes the role of chairman of the board as part of the company’s succession plan. In addition, the Board appointed Nan-Horng Yeh and Fred Chen as directors.

“We are pleased to promote Patricia to a position that takes full advantage of her skill set and financial management expertise,” stated Mr. Nan-Horng Yeh, CEO of Actions Semiconductor. “Patricia has consistently demonstrated her readiness to assume the CFO position during her tenure at the company, and I am confident that she will be a strong addition to the executive team. Patricia’s impressive track record in her prior positions has demonstrated her competence in executing on a wide variety of business fundamentals.”

Chou has served as Vice President of Finance since joining Actions in November 2006. As VP of Finance at Actions, Chou oversaw a finance team that remotely managed seven operation sites and executed major corporate finance projects. Starting in 2001, Chou served as the Director of Business Development and then Senior Director of Accounting at SMIC (Semiconductor Manufacturing International Corporation), where she was responsible for establishing a U.S. presence, developing new business initiatives, and leading the company’s global accounting functions. She also participated in raising $650 million in private funds and the company’s $1.6 billion NYSE-listed IPO. From 1996 to 2001, Patricia was the Director of Accounting and Planning of Winbond Electronics Corporation U.S. operation. Prior to that, Chou worked as a financial auditor in Taiwan, Hong Kong, and the United States with Deloitte. Chou received a Bachelor of Business Administration from National Taiwan University, Master of Accounting from University of Southern California, and Master of Business Administration from University of California at Berkeley, she is also a Certified Public Accountant in Taiwan, the United States, and China.

David Lee is stepping down from the chief financial officer position to pursue personal interests and will assume the role of chairman of the board. Lee has served as CFO at Actions since joining the company in August 2005.

“We welcome Nan, David and Fred to Actions’ Board of Directors,” stated Tzu-Yin Chiu, Director of Action’s Board. “The Board looks forward to Nan’s participation and guidance. Additionally, we are pleased to continue to benefit from David’s experience as he assumes the role of chairman. David has been instrumental in Actions’ success and we look forward to his continued contributions.”

“I am also delighted to announce that Fred Chen has been appointed as an independent director on our board,” continued Mr. Chiu. “We welcome Fred’s wealth of technical knowledge and anticipate that he will be a valuable asset to the board of directors.”

Professor Fred Chen currently serves as the Director of the OLED Laboratory, Display Institute, National Chiao Tung University in Hsinchu, Taiwan and as the Director of the Centre for Advanced Luminescence Materials (CALM) at Hong Kong Baptist University. He previously worked in the Display Technology Laboratory of Eastman Kodak Co., Rochester, New York, U.S., first as senior scientist and later, a group leader for more than 25 years engaging in the development of various novel displays and materials related to imaging technologies. He is a co-inventor of the key Doped OLED Guest-Host Emitter Technology and has been awarded more than 35 U.S. patents on his novel optoelectronic materials work.

The additions to the board of directors are in conjunction with the departures of Byung-Jin Kang, Chairman, and Hui-Dong Tien, Director, from the board of directors. Mr. Kang and Mr. Tien resigned to devote more time to other activities. With these changes, the number of members on board of directors increased from six to seven.

About Actions Semiconductor

Actions Semiconductor is one of China's leading fabless semiconductor companies that provides mixed-signal and multimedia SoC solutions for portable consumer electronics. Actions Semiconductor products include SoCs, firmware, software, solution development kits, as well as detailed specifications of other required components and the providers of those components. Actions Semiconductor also provides total product and technology solutions that allow customers to quickly introduce new portable consumer electronics to the mass market in a cost effective way. The company is headquartered in Zhuhai, China, with offices in Beijing and Shenzhen. For more information, please visit the Actions Semiconductor website at http://www.actions-semi.com.

For More Information

Lisa Laukkanen	Chung Hsu
The Blueshirt Group for Actions Semiconductor	Investor Relations at Actions
lisa@blueshirtgroup.com	chung@actions-semi.com
+1-415-217-4967	+86-756 3392 353 *1015